UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Rover Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

77936F103

(CUSIP Number)

Adam H. Clammer

True Wind Capital Management, L.P.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 780-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Atif I. Azher, Esq.

Naveed Anwar, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

February 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 77936F103

1.	Names of Reporting Persons. Nebula Caravel Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 77936F103

1.	Names of Reporting Persons. True Wind Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 77936F103

1.	Names of Reporting Persons. True Wind Capital II-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 77936F103

1.	Names of Reporting Persons. True Wind Capital GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 77936F103

1.	Names of Reporting Persons. Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 77936F103

1.	Names of Reporting Persons. James H. Greene Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to Class A common stock, par value $0.0001 per share (the “Common Stock”) of Rover Group, Inc., a Delaware corporation (“Rover” or the “Issuer”) and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2021, as amended by Amendment No. 1 filed on February 4, 2022 and Amendment No. 2 filed on November 30, 2023 (as amended, the “Schedule 13D”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Rollover Agreement

On February 26, 2024, Nebula Caravel Holdings committed to “roll over” a portion of its shares of Common Stock and on February 27, 2024, Nebula Caravel Holdings entered into a Contribution and Exchange Agreement (the “Rollover Agreement”) with Biscuit Topco, L.P. (“Topco”) and Biscuit Holdco, LLC (“Holdco”). Pursuant to the Rollover Agreement, Nebula Caravel Holdings committed to contribute immediately prior to the Merger and subject to the terms and conditions set forth in the Rollover Agreement, (i) to Holdco in exchange for interests in Holdco (the “Holdco Contribution and Exchange”), 6,478,051 shares of Common Stock owned by Nebula Caravel Holdings (the “Rollover Shares”) and (ii) to Topco in exchange for interests in Topco (the “Topco Contribution and Exchange” and together with the Holdco Contribution and Exchange, the “Rollover”), the Holdco Interests, in order to retain an indirect equity investment in the Issuer following the Merger and in lieu of receiving cash in an amount equal to $11.00, without interest (the “Per Share Price”), for each Rollover Share in the Merger. Each of the remaining 7,979,546 shares of Common Stock owned by Nebula Caravel Holdings at the time at which it entered into the Rollover Agreement (the “Tendered Shares”) would be cancelled and extinguished and automatically converted into the right to receive the Per Share Price, subject to applicable tax withholdings, subject to and upon consummation of the Merger.

Merger Closing

Later on February 27, 2024, the Issuer, Parent and Merger Sub consummated the transactions contemplated by the Merger Agreement. Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation of the Merger and a wholly-owned subsidiary of Parent. Immediately prior to the Merger, Nebula Caravel Holdings consummated the Rollover, pursuant to which the Rollover Shares were contributed and exchanged in return for an indirect equity ownership in the Issuer.

Upon the consummation of the Merger, the Tendered Shares were cancelled and extinguished and automatically converted into the right to receive the Per Share Price, subject to applicable tax withholdings.

Following the consummation of the Merger, the Issuer notified The Nasdaq Global Market (“Nasdaq”) that the Merger had been completed, and requested that Nasdaq suspend trading of the Common Stock on Nasdaq. The Issuer also requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 to effectuate the delisting of all shares of Common Stock from Nasdaq and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, shares of the Common Stock will no longer be listed on Nasdaq. In addition, the Issuer intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of the Common Stock under Section 12(g) of the Exchange Act and the suspension of the Issuer’s reporting obligations under Section 13 of the Exchange Act with respect to all shares of Common Stock.

This description of the consummation of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit F to the Schedule 13D and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

As of the time at which it entered into the Rollover Agreement, Nebula Caravel Holdings was the beneficial holder of 14,457,597 shares of the Issuer’s Common Stock as of the date hereof. 472,326 of such shares of Common Stock were unvested at such time, and subsequently vested in connection with the Merger.

As a result of the consummation of the transactions contemplated by the Rollover Agreement and Merger Agreement, the Reporting Persons are no longer the beneficial owners of any shares of Common Stock. Following the Merger, the Reporting Persons will retain an indirect equity interest in the entity surviving the Merger through their beneficial ownership of equity interests of Topco.

(c) Except as set forth in Item 3 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

(e) On February 27, 2024, following the consummation of the Merger, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding prior to the Merger.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated in Items 3 and 4 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2024

NEBULA CARAVEL HOLDINGS, LLC
By:	True Wind Capital II, L.P., its manager
By:	True Wind Capital II-A, L.P., its manager
By:	True Wind Capital II GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL II, L.P.
By:	True Wind Capital GP II, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL II-A, L.P.
By:	True Wind Capital GP II, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL GP II, LLC

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

ADAM H. CLAMMER

/s/ Adam H. Clammer

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.